UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the nine months ended September 30, 2017

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

Cumberland House

1 Victoria Street, 5th Floor

Hamilton, HM11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40- F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐           No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K are (1) Management’s Discussion and Analysis of Financial Condition and Results of Operations and (2) the unaudited condensed interim consolidated financial statements and related notes of Ardmore Shipping Corporation (the “Company”), as at and for the three and nine months ended September 30, 2017 and 2016.

This Report is hereby incorporated by reference into the following registration statements of the Company:

•	Registration Statement on Form F-3D (Registration No. 333-203205) filed with the U.S. Securities and Exchange Commission on April 2, 2015;

•	Registration Statement on Form F-3 (Registration No. 333-206501) filed with the U.S. Securities and Exchange Commission on August 21, 2015, as amended.

•	Registration Statement on Form F-3 (Registration No. 333-213343) filed with the U.S. Securities and Exchange Commission on August 26, 2016; and

•	Registration Statement on Form S-8 (Registration No. 333-213344) filed with the U.S. Securities and Exchange Commission on August 26, 2016.

FORWARD LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “plan”, “potential”, “should”, “may”, “will”, “expect” and similar expressions are among those that identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including, among others, the Company’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; fluctuations in oil prices; the market for the Company’s vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessel breakdowns and instances of off-hires; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: November 1, 2017	By:	/s/ Paul Tivnan
Paul Tivnan
Chief Financial Officer, Treasurer and Secretary

ARDMORE SHIPPING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited condensed interim consolidated financial statements and accompanying notes contained in this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2016. The unaudited condensed interim consolidated financial statements included in this report have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are presented in U.S. dollars as at and for the three and nine months ended September 30, 2017 and 2016.  Unless the context otherwise requires, the terms “Ardmore,” the “Company”, “we,” “our” and “us” refer to Ardmore Shipping Corporation (NYSE:ASC) and its consolidated subsidiaries.

GENERAL

Ardmore owns and operates a fleet of mid-size product and chemical tankers ranging from approximately 25,000 to 50,000 deadweight tonnes (“Dwt”). Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore’s core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships, and maintain a cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters, commercial pools and time charters and has established close working relationships with key commercial and technical management partners. Ardmore views the continued development of these relationships as crucial to its long-term success.

We are commercially independent, as we have no blanket employment arrangements with third-party or related-party commercial managers. We market our services directly to our customers, including a range of pooling service providers. As of September 30, 2017, our fleet consisted of 27 vessels, which are reflected in the following table:

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	27	1,202,568

RESULTS OF OPERATIONS

Factors You Should Consider When Evaluating Our Results

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. Please read “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2016 for additional information.

In accordance with U.S. GAAP, we report gross revenues in our income statement and include voyage expenses among our operating expenses. Ship-owners base economic decisions regarding the deployment of their vessels upon actual and anticipated time charter equivalent, or “TCE” rates, (which represent net revenues divided by revenue days) and industry analysts typically measure rates in terms of TCE rates. This is because under time charters and pooling arrangements the customer typically pays the voyage expenses, while under voyage charters, also known as spot market charters, the shipowner usually pays the voyage expenses. As a result, for vessels employed directly in the spot market, revenue is recognized on a gross freight basis, while under time chartering and pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis. To normalize these differences, the discussion of revenue below focuses on TCE rates where applicable. Net revenues, a non-U.S. GAAP financial measure, represents revenues less voyage expenses.

Statement of Operations for the Three Months ended September 30, 2017 and September 30, 2016

The following table presents our operating results for the three months ended September 30, 2017 and 2016.

INCOME STATEMENT DATA	Three months ended
	Sept 30, 2017	Sept 30, 2016	Variance	Variance
				(%)
REVENUE
Revenue	$48,652,951	$37,969,400	$10,683,551	28%

OPERATING EXPENSES
Commissions and voyage related costs	18,299,117	10,011,629	(8,287,488)	(83)%
Vessel operating expenses	16,330,356	13,739,022	(2,591,334)	(19)%
Depreciation	8,638,739	7,340,499	(1,298,240)	(18)%
Amortization of deferred drydock expenditure	771,037	771,282	245	0%
General and administrative expenses
Corporate	3,244,179	3,554,134	309,955	9%
Commercial and chartering	703,583	470,155	(233,428)	(50)%
Total operating expenses	47,987,011	35,886,721	(12,100,290)	(34)%

Operating Income	665,940	2,082,679	(1,416,739)	(68)%

Interest expense and finance costs	(5,425,243)	(3,901,112)	(1,524,131)	(39)%
Interest income	136,198	66,174	70,024	106%
Loss on asset held for sale	-	(3,028,416)	3,028,416	100%
Loss before taxes	(4,623,105)	(4,780,675)	157,570	(3)%

Income tax	(16,500)	(19,250)	2,750	14%

Net loss	$(4,639,605)	$(4,799,925)	$160,320	(3)%

Revenue. Revenue for the three months ended September 30, 2017 was $48.7 million, an increase of $10.7 million from $38.0 million for the three months ended September 30, 2016.

The average number of owned vessels increased to 27.0 for the three months ended September 30, 2017 from 22.7 for the three months ended September 30, 2016, resulting in revenue days of 2,467 for the three months ended September 30, 2017 as compared to 2,046 for the three months ended September 30, 2016.

We had 19 and 16 vessels employed directly in the spot market as at September 30, 2017 and September 30, 2016 respectively. For spot chartering arrangements, we had 1,731 revenue days for the three months ended September 30, 2017 as compared to 1,016 for the three months ended September 30, 2016. This increase in revenue days derived from spot chartering arrangements resulted in an increase in revenue of $15.8 million, while movements in spot rates resulted in an increase in revenue of $0.9 million.

We had eight and 11 vessels employed under time charter and pool arrangements as at September 30, 2017 and September 30, 2016 respectively. Revenue days derived from time charter and pool arrangements were 736 for the three months ended September 30, 2017, as compared to 1,030 for the three months ended September 30, 2016. The decrease in revenue days in time charter and pool arrangements resulted in a decrease in revenue of $4.5 million, while a decrease in pool earnings for the quarter ended September 30, 2017 resulted in a decrease in revenue of $1.5 million.

In direct spot employment, all voyage expenses are borne by Ardmore as opposed to the charterer, while under time chartering and pool arrangements, the charterer typically pays voyage expenses.

For vessels employed directly in the spot market, revenue is recognized on a gross freight basis, while under time chartering and pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Commissions and Voyage Related Costs. Commissions and voyage related costs were $18.3 million for the three months ended September 30, 2017, an increase of $8.3 million from $10.0 million for the three months ended September 30, 2016. Commissions and voyage related costs increased due to the increased number of revenue days for the three months ended September 30, 2017, and in particular, the increased number of revenue days derived from spot charter arrangements for which we typically are responsible for all voyage expenses as opposed to the charterer.

Revenue days increased to 2,467 for the three months ended September 30, 2017 as compared to 2,046 for the three months ended September 30, 2016. For spot chartering arrangements, we had 1,731 revenue days for the three months ended September 30, 2017 as compared to 1,016 for the three months ended September 30, 2016.

TCE Rate. The average TCE rate for our fleet was $12,376 per day for the three months ended September 30, 2017, a decrease of $1,513 per day from $13,889 per day for the three months ended September 30, 2016. The decrease in average TCE rate was the result of lower average time charter and spot rates for the three months ended September 30, 2017.

Vessel Operating Expenses. Vessel operating expenses were $16.3 million for the three months ended September 30, 2017, an increase of $2.6 million from $13.7 million for the three months ended September 30, 2016. This increase is primarily due to an increase in the number of vessels in operation for the three months ended September 30, 2017. Due to the nature of this expenditure, vessel operating expenses are prone to fluctuations between periods. Fleet operating costs per day, including technical management fees, were $6,538, for the three months ended September 30, 2017 as compared to $6,541 for the three months ended September 30, 2016.

Depreciation. Depreciation expense for the three months ended September 30, 2017 was $8.6 million, an increase of $1.3 million from $7.3 million for the three months ended September 30, 2016. The increase is primarily due to an increase in the average number of owned vessels to 27.0 for the three months ended September 30, 2017, from 22.7 for the three months ended September 30, 2016.

Amortization of Deferred Drydock Expenditure. Amortization of deferred drydock expenditure for the three months ended September 30, 2017 was $0.8 million, consistent with $0.8 million for the three months ended September 30, 2016. The capitalized costs of drydockings for a given vessel are depreciated on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended September 30, 2017 were $3.2 million, a decrease of $0.4 million from $3.6 million for the three months ended September 30 2016. This decrease reflects to a reduction in stock-based compensation expense in the three months ended September 30, 2017 compared to the three months ended September 30, 2016.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the three months ended September 30, 2017 were $0.7 million, an increase of $0.2 million from $0.5 million for the three months ended September 30, 2016. This increase reflects the expansion of chartering and commercial activities in our Singapore and Houston offices, and an increased headcount in the commercial and chartering departments for the three months ended September 30, 2017.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, capital lease interest, and amortization of deferred financing fees, and are net of capitalized interest. Interest expense and finance costs for the three months ended September 30, 2017 were $5.4 million, as compared to $3.9 million for the three months ended September 30, 2016. Cash interest expense increased by $1.5 million to $4.8 million for the three months ended September 30, 2017, from $3.3 million for the three months ended September 30, 2016. This increase in cash interest expense is attributable to an increased average LIBOR during the three months ended September 30, 2017 compared to the three months ended September 30, 2016 as well as a change in debt structure due to the new capital leases. Amortization of deferred financing charges for the three months ended September 30, 2017 was $0.6 million, as compared to $0.6 million for the three months ended September 30, 2016.

Statement of Operations for the Nine Months ended September 30, 2017 and September 30, 2016

The following table presents our operating results for the nine months ended September 30, 2017 and 2016.

INCOME STATEMENT DATA	Nine months ended
	Sept 30, 2017	Sept 30, 2016	Variance	Variance
				(%)
REVENUE
Revenue	$148,168,757	$121,224,907	$26,943,850	22%

OPERATING EXPENSES
Commissions and voyage related costs	55,199,927	23,762,818	(31,437,109)	(132)%
Vessel operating expenses	46,786,299	40,290,408	(6,495,891)	(16)%
Depreciation	25,625,382	21,578,136	(4,047,246)	(19)%
Amortization of deferred drydock expenditure	1,971,213	2,050,091	78,878	4%
General and administrative expenses
Corporate	9,484,195	10,030,701	546,506	5%
Commercial and chartering	2,012,334	1,235,947	(776,387)	(63)%
Total operating expenses	141,079,350	98,948,101	(42,131,249)	(43)%

Operating Income	7,089,407	22,276,806	(15,187,399)	-68%

Interest expense and finance costs	(16,029,527)	(12,294,821)	(3,734,706)	(30)%
Interest income	327,016	107,425	219,591	204%
Gain on disposal of vessels	-	451,962	(451,962)	100%
Loss on asset held for sale	-	(3,028,416)	3,028,416	100%
(Loss) / income before taxes	(8,613,104)	7,512,956	(16,126,060)	(215)%

Income tax	(47,839)	(77,250)	29,411	38%

Net (loss) / income	$(8,660,943)	$7,435,706	$(16,096,649)	(216)%

Revenue. Revenue for the nine months ended September 30, 2017 was $148.2 million, an increase of $27.0 million from $121.2 million for the nine months ended September 30, 2016.

The average number of owned vessels increased to 27.0 for the nine months ended September 30, 2017 from 23.1 for the nine months ended September 30, 2016, resulting in revenue days of 7,303 for the nine months ended September 30, 2017 as compared to 6,218 for the nine months ended September 30, 2016.

We had 19 vessels and 16 vessels employed directly in the spot market as at September 30, 2017 and September 30, 2016, respectively. For spot chartering arrangements, we had 4,987 revenue days for the nine months ended September 30, 2017 as compared to 2,693 for the nine months ended September 30, 2016. This increase in revenue days derived from spot chartering arrangements resulted in an increase in revenue of $53.3 million, while movements in spot rates resulted in an increase in revenue of $1.7 million.

We had eight and 11 vessels employed under time charter and pool arrangements as at September 30, 2017 and September 30, 2016 respectively. Revenue days derived from time charter and pool arrangements were 2,315 for the nine months ended September 30, 2017 compared to 3,524 for the nine months ended September 30, 2016. The decrease in revenue days in time charter and pool arrangements resulted in a decrease in revenue of $20.1 million, while a decrease in pool earnings resulted in a decrease in revenue of $7.9 million.

In direct spot employment, all voyage expenses are borne by Ardmore as opposed to the charterer, while under time chartering and pool arrangements, the charterer typically pays voyage expenses.

As noted previously, for vessels employed directly in the spot market, revenue is recognized on a gross freight basis, while under time chartering and pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Commissions and voyage related costs. Commissions and voyage related costs were $55.2 million for the nine months ended September 30, 2017, an increase of $31.4 million from $23.8 million for the nine months ended September 30, 2016. Commissions and voyage related costs increased due to the increased number of revenue days for the nine months ended September 30, 2017, and in particular, the increased number of revenue days derived from spot charter arrangements for which we typically are responsible for all voyage expenses as opposed to the charterer.

Revenue days increased to 7,303 for the nine months ended September 30, 2017, as compared to 6,218 for the nine months ended September 30, 2016. For spot chartering arrangements, we had 4,987 revenue days for the nine months ended September 30, 2017, as compared to 2,693 for the nine months ended September 30, 2016.

TCE rate. The average TCE rate for our fleet was $12,751 per day for the nine months ended September 30, 2017, a decrease of $3,045 per day from $15,796 per day for the nine months ended September 30, 2016. The decrease in average TCE rate was the result of lower average time charter and spot rates for the nine months ended September 30, 2017.

Vessel operating expenses. Vessel operating expenses were $46.8 million for the nine months ended September 30, 2017, an increase of $6.5 million from $40.3 million for the nine months ended September 30, 2016. This increase is primarily due to an increase in the number of vessels in operation for the nine months ended September 30, 2017. Due to the nature of this expenditure, vessel operating expenses are prone to fluctuations between periods. Fleet operating costs per day, including technical management fees, were $6,308 for the nine months ended September 30, 2017, as compared to $6,285 for the nine months ended September 30, 2016.

Depreciation. Depreciation expense for the nine months ended September 30, 2017 was $25.6 million, an increase of $4.0 million from $21.6 million for the nine months ended September 30, 2016. The increase is primarily due to an increase in the average number of owned vessels to 27.0 for the nine months ended September 30, 2017, from 23.1 for the nine months ended September 30, 2016.

Amortization of deferred drydock expenditure. Amortization of deferred drydock expenditure for the nine months ended September 30, 2017 was $2.0 million, a decrease of $0.1 million from $2.1 million for the nine months ended September 30, 2016. The capitalized costs of drydockings for a given vessel are depreciated on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the nine months ended September 30, 2017 were $9.5 million, a decrease of $0.5 million from $10.0 million for the nine months ended September 30, 2016. This decrease is due to a reduction in stock-based compensation expense of $0.6 million, partially offset by an increase in staff costs of $0.1 million.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the nine months ended September 30, 2017 were $2.0 million, an increase of $0.8 million from $1.2 million for the nine months ended September 30, 2016. This increase reflects the expansion of chartering and commercial activities in our Singapore and Houston offices, and an increased headcount in the commercial and chartering departments for the nine months ended September 30, 2017.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, capital lease interest, and amortization of deferred financing fees, and are net of capitalized interest. Interest expense and finance costs for the nine months ended September 30, 2017 increased to $16.0 million, as compared to $12.3 million for the nine months ended September 30, 2016. Cash interest expense increased by $3.4 million to $13.6 million for the nine months ended September 30, 2017, from $10.2 million for the nine months ended September 30, 2016. This increase in cash interest expense is attributable to an increased average LIBOR during the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016, as well as a change in debt structure due to the new capital leases. Amortization of deferred financing charges for the nine months ended September 30, 2017 was $2.4 million, as compared to $2.1 million for the nine months ended September 30, 2016.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities and capital raised through financing transactions. As at September 30, 2017, our total cash and cash equivalents were $45.8 million, a decrease of $10.2 million from $56.0 million as at December 31, 2016. We believe that our working capital, together with expected cash flows from operations and availability under credit facilities, will be sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses, drydocking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term spot charters, including our participation in spot charter pooling arrangements, contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. Time charters provide contracted revenue that reduces the volatility (as rates can fluctuate within months) and seasonality from revenue generated by vessels that operate in the spot market. Commercial pools reduce revenue volatility because they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula. Spot charters preserve flexibility to take advantage of increasing rate environments, but also expose the ship-owner to decreasing rate environments.

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings, capital leases and other debt or equity financings. We expect that we will rely upon internal and external financing sources, including cash balances, bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures.

Our credit facilities and capital leases are described in Notes 2 (“Debt”) and 3 (“Capital Leases”), respectively, to our condensed interim consolidated financial statements included in this Report on Form 6-K. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including covenants that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets. Our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. Our financing facilities require us to maintain various financial covenants. Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the applicable agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at September 30, 2017, we were in compliance with all covenants relating to our financing facilities.

CASH FLOW DATA

Cash Flow Data for the Three and Nine Months Ended September 30, 2017 and September 30, 2016

CASH FLOW DATA	Three months ended		Nine months ended
	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016
Net cash provided by operating activities	$2,236,518	$4,200,206	$11,959,149	$32,558,821
Net cash used in investing activities	(167,777)	(130,897,463)	(448,229)	(111,535,142)
Net cash (used in) / provided by financing activities	(11,069,023)	76,538,512	(21,649,750)	91,837,420

Cash provided by operating activities

For the three months ended September 30, 2017, cash flow provided by operating activities was $2.2 million. Net profit (after adding back depreciation, amortization and other non-cash items) was an inflow of $5.5 million. Changes in operating assets and liabilities resulted in an outflow of $1.8 million and drydock payments were $1.5 million. For the three months ended September 30, 2016, cash flow provided by operating activities was $4.2 million. Net profit (after adding back depreciation, amortization and other non-cash items) was an inflow of $7.7 million. Changes in operating assets and liabilities resulted in an outflow of $2.8 million and drydock payments were $0.7 million.

For the nine months ended September 30, 2017, cash flow provided by operating activities was $12.0 million. Net profit (after adding back depreciation, amortization and other non-cash items) was an inflow of $21.7 million. Changes in operating assets and liabilities resulted in an outflow of $6.8 million and drydock payments were $2.9 million. For the nine months ended September 30, 2016, cash flow provided by operating activities was $32.6 million. Net profit (after adding back depreciation, amortization and other non-cash items) was an inflow of $37.2 million. Changes in operating assets and liabilities resulted in an outflow of $1.7 million and drydock payments were $2.9 million.

Cash used in investing activities

For the three months ended September 30, 2017, net cash used in investing activities was $0.2 million, consisting of payments for vessel equipment and other non-current assets. For the three months ended September 30, 2016, net cash used in investing activities was $130.9 million, consisting of payments in relation to the acquisition of vessels and equipment of $130.8 million.

For the nine months ended September 30, 2017, net cash used in investing activities was $0.4 million, consisting of payments for vessel equipment and other non-current assets. For the nine months ended September 30, 2016, net cash used in investing activities was $111.5 million consisting of payments in relation to the acquisition of vessels and equipment of $148.3 million, payments for leasehold improvements of $0.5 million and payments for equipment and other non-current assets of $0.3 million, partially offset by net proceeds from the sale of the Ardmore Calypso and the Ardmore Capella of $37.6 million.

Cash used in / provided by financing activities

For the three months ended September 30, 2017, the net cash used in financing activities was $11.1 million. Repayments of debt amounted to $10.2 million. Total principal repayments of the capital lease arrangements were $0.8 million. We also incurred payments of $0.1 million related to deferred financing charges in respect of capital lease arrangements. For the three months ended September 30, 2016, the net cash provided by financing activities was $76.5 million. Drawdowns of long-term debt amounted to $90.6 million and repayments of debt amounted to $9.4 million. We also incurred $1.6 million of deferred finance charges for loan facilities and paid cash dividends of $3.1 million for the period.

For the nine months ended September 30, 2017, the net cash used in financing activities was $21.6 million. Repayments of debt amounted to $52.5 million. Total principal repayments of the capital lease arrangements were $1.4 million and total proceeds from capital leases were $33.1 million. We also incurred payments of $0.8 million related to deferred financing charges in respect of capital lease arrangements. For the nine months ended September 30, 2016, the net cash provided by financing activities was $91.8 million. Drawdowns of long-term debt amounted to $92.6 million and repayments of debt amounted to $19.7 million. Total principal repayments of the capital lease arrangement were $27.1 million and we incurred $5.8 million of deferred finance charges for loan facilities. Net proceeds from the public offering of 7.5 million common shares we completed on June 13, 2016 were $64.1 million. We also paid cash dividends of $9.4 million and repurchased $3.0 million of our common stock during the period.

CAPITAL EXPENDITURES

Drydock

The drydocking schedule for our vessels that were in operation as of September 30, 2017 is as follows:

	For the Years Ended December 31,
	2017	2018	2019	2020
Number of vessels in drydock (excluding in-water surveys)	5	7	9	11

We endeavor to manage the timing of future dockings across the fleet in order to minimize the number of vessels that are drydocked at any one time. As our fleet matures and expands, our drydock expenses are likely to increase.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2016. There have been no significant changes to these estimates and assumptions in the nine months ended September 30, 2017.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

DISCLOSURES ABOUT MARKET RISK

In addition to the risks set forth below, you should carefully consider the risk factors discussed in “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016, regarding risks which could materially affect our business, financial condition and results of operations.

Foreign Exchange Risk

The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. We incur certain general and operating expenses in other currencies (primarily the Euro, Singapore Dollar, Pounds Sterling, Hong Kong Dollar) and, as a result, there is a risk that currency fluctuations may have a negative effect on the value of our cash flows. Such risk may have an adverse effect on our financial condition and results of operations. We believe these adverse effects to be immaterial and we have not entered into any derivative contracts to manage foreign exchange risk during the nine months ended September 30, 2017.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our results of operations and our ability to repay debt. We regularly monitor interest rate exposure and may enter into swap arrangements to hedge exposure where it is considered economically advantageous to do so.

The disclosure in the immediately following paragraph about the potential effects of changes in interest rates are based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our borrowings.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense for the nine-month period ended September 30, 2017 by $4.6 million (September 30, 2016: $4.1 million) using the average long-term debt balance and actual interest incurred in each period.

Liquidity Risk

Our principal objective in relation to liquidity is to ensure that we have access at minimum cost to sufficient liquidity to enable us to meet our obligations as they come due and to provide adequately for contingencies. Our policy is to manage our liquidity by forecasting of cash flows arising from or expense relating to time charter revenue, pool revenue, vessel operating expenses, general and administrative overhead and servicing of debt.

Credit Risk

There is a concentration of credit risk with respect to our cash and cash equivalents to the extent that substantially all of the amounts are held in Nordea Bank, and in short-term funds managed by Blackrock and State Street Global Advisors. While we believe this risk of loss is low, we intend to review and revise our policy for managing cash and cash equivalents if considered advantageous and prudent to do so.

We limit our credit risk with trade accounts receivable by performing ongoing credit evaluations of our customers’ financial condition. We generally do not require collateral for our trade accounts receivable.

We may be exposed to credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk. As at September 30, 2017 our 27 vessels in operation were employed with 14 different charterers.

Ardmore Shipping Corporation

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Condensed Interim Consolidated Balance Sheets as at September 30, 2017 and December 31, 2016	F-2
Unaudited Condensed Interim Consolidated Statement of Operations for the three and nine months ended September 30, 2017 and September 30, 2016	F-3
Unaudited Condensed Interim Consolidated Statements of Changes in Equity for the nine months ended September 30, 2017, and twelve months ended December 31, 2016	F-4
Unaudited Condensed Interim Consolidated Statements of Cash Flows for the nine months ended September 30, 2017 and September 30, 2016	F-5
Notes to the Unaudited Condensed Interim Consolidated Financial Statements	F-6

F-1

Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Balance Sheets

As at September 30, 2017 and December 31, 2016
(Expressed in U.S. Dollars, unless otherwise stated)

	As at
	Sept 30, 2017	Dec 31, 2016
ASSETS
Current assets
Cash and cash equivalents	45,814,043	55,952,873
Receivables, trade	28,784,479	23,148,782
Working capital advances	3,450,000	3,300,000
Prepayments	1,014,020	803,003
Advances and deposits	5,019,298	3,136,362
Other receivables	-	82,636
Inventories	9,150,686	7,339,252
Total current assets	93,232,526	93,762,908

Non-current assets
Vessels and vessel equipment, net	760,280,172	785,461,415
Deferred drydock expenditure, net	4,127,718	3,232,293
Leasehold improvements, net	460,115	488,561
Other non-current assets, net	3,610,085	697,546
Total non-current assets	768,478,090	789,879,815

TOTAL ASSETS	861,710,616	883,642,723

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	17,790,162	14,448,043
Charter revenue received in advance	-	507,780
Other payables	51,113	5,354
Accrued interest on loans	1,919,970	2,067,991
Current portion of long-term debt	36,487,931	41,827,480
Current portion of capital lease obligations	3,299,099	159,028
Total current liabilities	59,548,275	59,015,676

Non-current liabilities
Non-current portion of long-term debt	366,391,923	411,385,626
Non-current portion of capital lease obligations	39,818,777	8,971,622
Total non-current liabilities	406,210,700	420,357,248

Equity
Share capital	340,613	340,613
Additional paid in capital	405,622,042	405,279,257
Treasury stock	(4,272,477)	(4,272,477)
Accumulated (deficit) / surplus	(5,738,537)	2,922,406
Total equity	395,951,641	404,269,799

TOTAL LIABILITIES AND EQUITY	861,710,616	883,642,723

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

F-2

Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Statement of Operations

For the three and nine months ended September 30, 2017 and September 30, 2016
(Expressed in U.S. Dollars, unless otherwise stated)

	Three months ended		Nine months ended
	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016
REVENUE
Revenue	48,652,951	37,969,400	148,168,757	121,224,907

OPERATING EXPENSES
Commissions and voyage related costs	18,299,117	10,011,629	55,199,927	23,762,818
Vessel operating expenses	16,330,356	13,739,022	46,786,299	40,290,408
Depreciation	8,638,739	7,340,499	25,625,382	21,578,136
Amortization of deferred drydock expenditure	771,037	771,282	1,971,213	2,050,091
General and administrative expenses
Corporate	3,244,179	3,554,134	9,484,195	10,030,701
Commercial and chartering	703,583	470,155	2,012,334	1,235,947
Total operating expenses	47,987,011	35,886,721	141,079,350	98,948,101

Operating Income	665,940	2,082,679	7,089,407	22,276,806

Interest expense and finance costs	(5,425,243)	(3,901,112)	(16,029,527)	(12,294,821)
Interest income	136,198	66,174	327,016	107,425
Gain on disposal of vessels	-	-	-	451,962
Loss on asset held for sale	-	(3,028,416)	-	(3,028,416)

(Loss) / income before taxes	(4,623,105)	(4,780,675)	(8,613,104)	7,512,956

Income tax	(16,500)	(19,250)	(47,839)	(77,250)

Net (loss) / income	(4,639,605)	(4,799,925)	(8,660,943)	7,435,706

(Loss) / Earnings per share, basic and diluted	(0.14)	(0.14)	(0.26)	0.26
Weighted average number of shares outstanding, basic and diluted	33,575,610	33,518,013	33,575,610	28,988,963

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

F-3

Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

For the nine months ended September 30, 2017

And for the twelve months ended December 31, 2016
(Expressed in U.S. Dollars, unless otherwise stated)

	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury stock	Accumulated surplus / (deficit)	TOTAL
Balance as at January 1, 2016	26,210,311	263,297	338,226,370	(1,278,546)	10,400,157	347,611,278
Net proceeds from equity offering	7,500,000	75,000	63,852,414	-	-	63,927,414
Share-based compensation	-	-	1,304,325	-	-	1,304,325
Repurchase of common stock	(366,347)	-	-	(2,993,931)	-	(2,993,931)
Dividend payments	231,646	2,316	1,896,148	-	(11,225,683)	(9,327,219)
Income for year	-	-	-	-	3,747,932	3,747,932
Balance as at December 31, 2016	33,575,610	340,613	405,279,257	(4,272,477)	2,922,406	404,269,799
Share-based compensation	-		342,785	-	-	342,785
Loss for the period	-	-	-	-	(8,660,943)	(8,660,943)
Balance as at September 30, 2017	33,575,610	340,613	405,622,042	(4,272,477)	(5,738,537)	395,951,641

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

F-4

Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the nine months ended September 30, 2017 and September 30, 2016
(Expressed in U.S. Dollars, unless otherwise stated)

	Nine months ended
	Sept 30, 2017	Sept 30, 2016
OPERATING ACTIVITIES
Net (loss) / income	(8,660,943)	7,435,706
Non-cash items:
Depreciation	25,625,383	21,578,136
Amortization of deferred drydock expenditure	1,971,213	2,050,091
Share based compensation	342,785	978,672
Loss on disposal of vessels	-	2,576,454
Amortization of deferred finance charges	2,423,720	2,072,562
Changes in operating assets and liabilities:
Receivables, trade	(5,635,697)	4,719,464
Working capital advances	(150,000)	375,000
Prepayments	(211,017)	(27,201)
Advances and deposits	(1,882,936)	(2,970,488)
Other receivables	82,636	918
Inventories	(1,811,434)	(2,618,531)
Payables, trade	3,342,119	(1,243,784)
Charter revenue received in advance	(507,780)	417,050
Other payables	45,759	(33,133)
Accrued interest on loans	(148,021)	147,001
Deferred drydock expenditure	(2,866,638)	(2,899,096)
Net cash provided by operating activities	11,959,149	32,558,821

INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment	(259,035)	(145,533,463)
Net proceeds from sale of vessels	-	37,612,414
Deposit for vessel acquisition	-	(2,775,000)
Payments for leasehold improvements	(12,277)	(493,100)
Payments for other non-current assets	(176,917)	(345,993)
Net cash used in investing activities	(448,229)	(111,535,142)

FINANCING ACTIVITIES
Proceeds from long-term debt	-	92,636,000
Repayments of long-term debt	(52,551,675)	(19,698,260)
Proceeds from capital leases	33,118,525	-
Repayments of capital leases	(1,393,373)	(27,097,348)
Payments for deferred finance charges	(823,227)	(5,774,351)
Net proceeds from equity offering	-	64,119,332
Repurchase of common stock	-	(2,993,931)
Payment of dividend	-	(9,354,022)
Net cash (used in) / provided by financing activities	(21,649,750)	91,837,420

Net (decrease) / increase in cash and cash equivalents	(10,138,830)	12,861,099

Cash and cash equivalents at the beginning of the year	55,952,873	40,109,382

Cash and cash equivalents at the end of the period	45,814,043	52,970,481

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

F-5

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2017 and September 30, 2016

(Expressed in U.S. Dollars, unless otherwise stated)

1.	General information and significant accounting policies

1.1.	Background

Ardmore Shipping Corporation (NYSE: ASC) (‘‘ASC’’), together with its subsidiaries (collectively ‘‘Ardmore’’ or ‘‘the Company’’), provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers. As at September 30, 2017, Ardmore had 27 vessels in operation. The average age of Ardmore’s operating fleet as at September 30, 2017 was 5.1 years.

1.2.	Management and organizational structure

ASC was incorporated in the Republic of the Marshall Islands on May 14, 2013. ASC commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010. On August 6, 2013, ASC completed its initial public offering (the ‘‘IPO’’) of 10,000,000 shares of its common stock. Prior to the IPO, GA Holdings LLC, who was then ASC’s sole shareholder, exchanged its 100% interest in Ardmore Shipping LLC (‘‘ASLLC’’) for 8,049,500 shares of ASC, and ASLLC became a wholly-owned subsidiary of ASC. Immediately following the IPO, GA Holdings LLC held 44.6% of the outstanding common stock of ASC, with the remaining 55.4% held by public investors. In March 2014, ASC completed a follow-on public offering of 8,050,000 shares of its common stock. In November 2015, GA Holdings LLC sold 4,000,000 shares of ASC common stock in an underwritten public offering. In June 2016, Ardmore completed a public offering of 7,500,000 shares of its common stock. As of September 30, 2017, GA Holdings LLC held 5,787,942 common shares, or 17.2% of the outstanding common stock of ASC, with the remaining 82.8% held by public investors.

As at September 30, 2017, ASC had 50 wholly-owned subsidiaries, the majority of which represent single ship-owning companies for ASC’s fleet and one 50%-owned joint-venture entity which provides technical management services to the majority of the ASC Fleet. Ardmore Shipping (Bermuda) Limited, a wholly-owned subsidiary incorporated in Bermuda, carries out the Company’s management services and associated functions. Ardmore Shipping Services (Ireland) Limited, a wholly-owned subsidiary incorporated in Ireland, provides the Company’s corporate, accounting, fleet administration and operations services. Each of Ardmore Shipping (Asia) Pte. Limited and Ardmore Shipping (Americas) LLC, wholly-owned subsidiaries incorporated in Singapore and Delaware, respectively, performs commercial management and chartering services for the Company.

1.3.	Basis of preparation

The accompanying unaudited condensed interim consolidated financial statements, which include the accounts of ASC and its subsidiaries, have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. All subsidiaries are 100% directly or indirectly owned by ASC. All intercompany balances and transactions have been eliminated on consolidation. Certain prior period amounts have been reclassified to be consistent with the current period’s presentation. These unaudited condensed interim consolidated statements and the accompanying notes should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2016.

These unaudited condensed interim consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows as at and for the periods presented.

The condensed consolidated balance sheet as of December 31, 2016 has been derived from the audited financial statements at that date, but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

1.4.	Summary of significant accounting policies

Except as detailed under Section 1.6 below, there have been no changes in the Company’s significant accounting policies for the nine months ended September 30, 2017 as compared to the significant accounting policies described in the Company’s audited consolidated financial statements for the year ended December 31, 2016.

F-6

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2017 and September 30, 2016

(Expressed in U.S. Dollars, unless otherwise stated)

1.5.	Share based payments

The Company may grant share-based payment awards, such as restricted stock units or stock appreciation rights, as incentive-based compensation to certain employees and directors. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period. If the award contains a market condition, such conditions are included in the determination of the fair value of the stock unit. Once the fair value has been determined, the associated expense is recognized in the consolidated statement of operations over the requisite service period. For additional information, please see Note 7 (“Stock appreciation rights”).

1.6.	Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (‘‘FASB’’) issued Accounting Standards Update (‘‘ASU’’) No. 2014-09, Revenue from Contracts with Customers, or ASU 2014-09, a standard that will supersede virtually all of the existing revenue recognition guidance in U.S. GAAP. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer. The standard’s requirements will also apply to the sale of some non-financial assets that are not part of the entity’s ordinary activities (e.g., sales of property or plant and equipment). Extensive disclosures will be required, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgments and estimates. The FASB has issued several amendments to the standard, including clarification on accounting for licenses of intellectual property and identifying performance obligations.

The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (the full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). We currently anticipate adopting the standard using the full retrospective method to restate each prior reporting period presented. The new standard will be effective for us beginning January 1, 2018.

We are undertaking a comprehensive approach to assess the impact of the guidance on our business by reviewing our current accounting policies and practices to identify any potential differences that may result from applying the new requirements to our consolidated financial statements. We do not anticipate that this standard will have a material impact on our consolidated financial statements.

We are liaising with other shipping companies on business assumptions, processes, systems and controls to fully determine revenue recognition and disclosure under the new standard. We continue to make significant progress on our review of the standard. Our initial assessment may change as we continue to refine these assumptions.

In February 2016, the FASB issued ASU No. 2016-02, Leases, a standard which will replace previous topics on lease accounting. The revised guidance will require lessees to recognize on their balance sheet a right of use asset and corresponding liability in respect of all material lease contracts. Ardmore currently recognizes on its balance sheet those leases classified as capital leases. Those leases that are currently accounted for as operating leases will have to be reviewed and potentially included on Ardmore’s balance sheet in accordance with the new guidance. In 2017, the FASB issued an additional ASU, ASU 2017-13, that enhances the guidance surrounding sale leaseback transactions, accounting for taxes on leveraged leases and leases with third party value. ASU 2016-02 and related amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted, and requires the modified retrospective method of adoption. Management anticipates that the standard will be adopted at the same time as ASC 606 (Revenue from Contracts with Customers).

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments based on a consensus of the Emerging Issues Task Force (EITF), to address the classification of certain cash receipts and cash payments on the statement of cash flows. The new guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The standard will be effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. Entities are required to apply the guidance retrospectively. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, to address classification of activity related to restricted cash and restricted cash equivalents in the cash flows. The standard eliminates the presentation of transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents, restricted cash and restricted cash equivalents are presented in more than one line item on the balance sheet, a reconciliation of the totals in the cash flows to the related captions in the balance sheet are required, either on the face of the cash flow or in the notes to the financial statements. Additional disclosures are required for the nature of the restricted cash and restricted cash equivalents. The standard will be effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

F-7

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2017 and September 30, 2016

(Expressed in U.S. Dollars, unless otherwise stated)

In February 2017, FASB issued ASU 2017-05, Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20). The standard contains final guidance that clarifies the scope and application of ASC 610-20 on the sale or transfer of non-financial assets and in substance non-financial assets to non-customers, including partial sales. The standard applies to non-financial assets, including real estate, ships and intellectual property, and clarifies that the derecognition of all businesses is in the scope of ASC 810. The standard will be effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. Management is in the process of assessing the full effect of this new standard.

In May 2017, the FASB issued ASU 2017-09, Compensation – Stock Compensation (Topic 718) to provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The standard will be effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. Management is in the process of assessing the full effect of this new standard.

1.7.	Financial instruments

The carrying values of cash and cash equivalents, trade receivables and trade payables are reasonable estimates of their fair values due to their short-term nature. The fair values of long-term debt approximate the recorded values due to the variable interest rates payable.

2.	Debt

As at September 30, 2017 Ardmore had five loan facilities, which it has used primarily to finance vessel acquisitions or vessels under construction. ASC’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for Ardmore’s obligations under the loan facilities, which totaled 24 vessels as at September 30, 2017. ASC and its subsidiary ASLLC have provided guarantees in respect of the loan facilities. These guarantees can be called upon following a payment default. The outstanding principal balances on each loan facility as at September 30, 2017 and December 31, 2016 were as follows:

	As at
	Sept 30, 2017	Dec 31, 2016

NIBC Bank Facility	9,240,000	10,305,000
CACIB Bank Facility	34,800,000	36,900,000
ABN/DVB/NIBC Joint Bank Facility	167,140,599	204,090,550
Nordea/SEB Joint Bank Facility	134,876,804	142,688,402
ABN AMRO Facility	65,657,381	70,282,505
Total debt	411,714,784	464,266,457
Deferred Finance Fees	(8,834,930)	(11,053,351)
Net total debt	402,879,854	453,213,106
Current portion of long-term debt	39,708,456	44,313,149
Current portion of deferred finance fees	(3,220,525)	(2,485,669)
Total current portion of long-term debt	36,487,931	41,827,480
Non-current portion of long-term debt	366,391,923	411,385,626

F-8

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2017 and September 30, 2016

(Expressed in U.S. Dollars, unless otherwise stated)

Future minimum repayments under the Company’s loan facilities for each year indicated below are as follows:

As at
Sept 30, 2017
2017	10,140,066
2018	39,282,538
2019	38,856,620
2020	38,856,620
2021	41,159,890
2022	189,430,418
2023	53,988,632
411,714,784

NIBC Bank Facility

On September 12, 2014, one of ASC’s subsidiaries entered into a $13.5 million long-term loan facility with NIBC Bank N.V. to finance a secondhand vessel acquisition which delivered to Ardmore in 2014. The facility was drawn down in September 2014 and bears interest at a rate of LIBOR plus 2.90%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan facility matures in September 2021.

CACIB Bank Facility

On May 22, 2014, two of ASC’s subsidiaries entered into a $39.0 million long-term loan facility with Credit Agricole Corporate and Investment Bank to finance two vessels under construction. On March 10, 2016, this facility was refinanced, the lenders provided an additional $25 million commitment for additional financing and an additional tranche of $2.3 million was drawn down. The $25 million of additional financing was drawn and repaid in full during the three-month period ended September 30, 2016. Interest is calculated on each tranche at a rate of LIBOR plus 2.50%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The full facility matures in 2022.

ABN/DVB/NIBC Joint Bank Facility

On January 13, 2016, 11 of ASC’s subsidiaries entered into a $213 million long-term loan facility (including an incremental commitment of $20 million to fund future acquisitions) with ABN AMRO Bank N.V. (“ABN”) and DVB Bank America N.V. to refinance existing facilities. The loan, other than the $20 million commitment, was fully drawn down on January 22, 2016. Interest is calculated at a rate of LIBOR plus 2.55%. The loan matures in 2022. On August 4, 2016, an incremental term loan of $36.6 million was made under the amended facility in order to fund two vessel acquisitions, and NIBC Bank N.V. joined as an additional lender under the facility. The incremental term loan consists of two tranches, and interest is calculated at a rate of LIBOR plus 2.75%. The additional tranches mature in 2023. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment.

Nordea/SEB Joint Bank Facility

On January 13, 2016, seven of ASC’s subsidiaries entered into a $151 million long-term loan facility with Nordea Bank AB (publ) and Skandinaviska Enskilda Banken AB (publ) to refinance existing facilities. The loan was fully drawn down on January 22, 2016. Interest is calculated at a rate of LIBOR plus 2.50%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan matures in 2022.

ABN AMRO Facility

On July 29, 2016, four of ASC’s subsidiaries entered into a $71.3 million long-term loan facility with ABN for vessel acquisitions. Three of the four tranches under the facility were drawn down during the third quarter of 2016. The fourth tranche was drawn down in the fourth quarter of 2016. Interest is calculated at a rate of LIBOR plus 2.75%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan matures in 2023.

F-9

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2017 and September 30, 2016

(Expressed in U.S. Dollars, unless otherwise stated)

Long-term debt financial covenants

Ardmore’s existing long-term debt facilities described above include certain covenants. The financial covenants require that ASC:

•	maintain minimum solvency of not less than 30%;
•	maintain minimum cash and cash equivalents based on the number of vessels owned and chartered-in and 5% of outstanding debt. The required minimum cash balance as of September 30, 2017, was $22.8 million;
•	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is, depending on the facility, no less than 130% of the debt outstanding for the facility;
•	maintain a corporate net worth of not less than $150 million; and
•	maintain positive working capital, excluding balloon maturities;

The Company was in full compliance with all of its loan covenants as of September 30, 2017.

3.	Capital Leases

On December 23, 2016 one of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a capital lease arrangement) of the Ardmore Seatrader. This transaction was treated as a financing transaction. As part of this arrangement, the senior debt outstanding on the vessel of $3.0 million was repaid in full on December 20, 2016. The capital lease is scheduled to expire in 2021 and includes a mandatory purchase obligation for Ardmore to repurchase the vessel, as well as a purchase option exercisable by Ardmore, which Ardmore could elect to exercise at an earlier date.

Effective May 30, 2017 two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a capital lease arrangement) of the Ardmore Sealeader and Ardmore Sealifter. This transaction was treated as a financing transaction. As part of this arrangement, the senior debt outstanding on the vessels of $20.1 million was repaid in full on May 30, 2017. The capital leases are scheduled to expire in 2023 and include an obligation for Ardmore to repurchase the vessels, as well as purchase options exercisable by Ardmore. As part of the lease arrangement, Ardmore provided the purchasers with $2.9 million in the aggregate which shall be repaid at the end of the lease period, or upon the exercise of any of the purchase options. This amount is included as a receivable within ‘Other non-current assets, net’ in the balance sheet, with the associated capital lease liability presented gross of the $2.9 million.

	As at
	Sept 30, 2017	Dec 31, 2016
Current portion of capital lease obligations	3,459,471	181,047
Current portion of deferred finance fees	(160,372)	(22,019)
Non-current portion of capital lease obligations	40,391,431	9,064,702
Non-current portion of deferred finance fees	(572,654)	(93,080)
Total capital lease obligations	43,117,876	9,130,650
Amount receivable in respect of capital leases	(2,880,000)	-
Net capital lease obligations	40,237,876	9,130,650

F-10

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2017 and September 30, 2016

(Expressed in U.S. Dollars, unless otherwise stated)

The future minimum lease payments required under the capital leases as at September 30, 2017, were as follows:

As at
Sept 30, 2017
2017	1,499,600
2018	6,241,500
2019	6,241,500
2020	6,258,600
2021	12,457,300
2022	4,854,500
2023	16,808,800
Total minimum lease payments	54,361,800
Less amounts representing interest and deferred finance fees	(11,243,924)
Net minimum lease payments	43,117,876
Amount receivable in respect of capital leases	(2,880,000)
Adjusted net minimum lease payments	40,237,876

4.	Other non-current assets, net

	As at
	Sept 30, 2017	Dec 31, 2016
Amount receivable in respect of capital leases	2,880,000	-
Equipment, fixtures & fittings	730,085	697,546
	3,610,085	697,546

Amount receivable in respect of capital leases is accounted for at amortized cost.

5.	Interest expense and finance costs

	Nine months ended
	Sept 30, 2017	Sept 30, 2016
Interest incurred	13,605,807	10,222,259
Amortization of deferred financing charges	2,423,720	2,072,562
	16,029,527	12,294,821

6.	Commitments and contingencies

As at September 30, 2017, the Company had the following commitments:

	2017	2018	2019-2026
Office space	158,369	303,621	2,084,865
	158,369	303,621	2,084,865

F-11

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2017 and September 30, 2016

(Expressed in U.S. Dollars, unless otherwise stated)

7.	Stock appreciation rights (“SARs”)

As at September 30, 2017, ASC had granted 1,349,154 SARs (inclusive of 5,779 forfeited SARs) to certain of its officers and directors under its 2013 Equity Incentive Plan. Under a SAR award, the grantee is entitled to receive the appreciation of a share of ASC’s common stock following the grant of the award. Each SAR provides for a payment of an amount equal to the excess, if any, of the fair market value of a share of ASC’s common stock at the time of exercise of the SAR over the per share exercise price of the SAR, multiplied by the number of shares for which the SAR is then exercised. Payment under the SAR will be made in the form of shares of ASC’s common stock, based on the fair market value of a share of ASC’s common stock at the time of exercise of the SAR.

The SAR awards provide that in no event will the appreciation per share for any portion of the SAR award be deemed to exceed four times (i.e. 400%) the per share exercise price of the SAR. In other words, the fair market value of a share of the Company’s common stock for purposes of calculating the amount payable under the SAR is not deemed to exceed five times (i.e. 500%) the per share exercise price of the SAR. Any appreciation in excess of four times the per share exercise price of the SAR will be disregarded for purposes of calculating the amount payable under the SAR. Vesting on all awards up to July 31, 2016 was subject to certain market conditions being met. On that date the vesting reverted to being solely dependent on time of service. The grant date fair value was calculated by applying a model based on the Monte Carlo simulation. The model inputs were the grant price, dividend yield based on the initial intended dividend set out by the Company, a risk-free rate of return equal to the zero coupon U.S. Treasury bill commensurate with the contractual terms of the units and expected volatility based on the average of the most recent historical volatilities in the Company’s peer group. A summary of awards, simulation inputs and outputs is as follows:

				Monte Carlo Simulation Inputs
Grant Date	SARs Awarded	Exercise Price	Vesting Period	Grant Price	Dividend Yield	Risk-free rate of Return	Expected Volatility	Weighted Average Fair Value @ grant date	Average Expected Exercise Life
01-Aug-13	1,078,125	$14.00	5 yrs	$14.00	2.87%	2.15%	54.89%	$4.28	4.9 - 6.0 yrs
12-Mar-14	22,118	$13.66	3 yrs	$13.66	2.93%	2.06%	56.31%	$4.17	4.6 - 5.0 yrs
01-Sept-14	5,595	$13.91	3 yrs	$13.91	2.88%	2.20%	53.60%	$4.20	4.5 - 5.0 yrs
06-Mar-15	37,797	$10.25	3 yrs	$10.25	3.90%	1.90%	61.38%	$2.98	4.2 - 5.0 yrs
15-Jan-16	205,519	$9.20	3 yrs	$9.20	6.63%	1.79%	58.09%	$2.20	4.0 – 5.0 yrs

The cost of each tranche is being recognized by the Company on a straight-line basis. The recognition of share-based compensation costs related to the tranches that vested before July 31, 2016 would have been accelerated if the market condition had been met and the requisite service period had been completed. The Company’s policy for issuing shares upon the exercise, if any, of the SARs is to register and issue new common shares to the beneficiary. Changes in the SARs for the period ended September 30, 2017 is set forth below:

	No. of Units	Weighted average exercise price
Balance as at January 1, 2017	1,343,375	$13.16
SARs granted during the nine months ended September 30, 2017	-	-
SARs exercised/converted/expired during the nine months ended September 30, 2017	-	-
SARs forfeited during the nine months ending September 30, 2017	-	-
Balance as at September 30, 2017 (none of which are exercisable or convertible)	1,343,375	$13.16

F-12

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2017 and September 30, 2016

(Expressed in U.S. Dollars, unless otherwise stated)

The total cost related to non-vested awards expected to be recognized through 2018 is set forth below:

Period	TOTAL
2017	457,042
2018	155,219
612,261

8.	Subsequent Events

In October 2017, we entered into a $15 million revolving credit facility. This facility will be used for working capital and general corporate purposes. The facility is available for drawdown in the fourth quarter.

F-13